Filed Pursuant to Rule 433

Registration Statement No. 333-281812

Dated: June 4, 2026

National Grid plc

Pricing Term Sheet

U.S.$750,000,000 5.405% Notes due 2036

Issuer:	National Grid plc

Type:	SEC-registered

Ratings*:	Baa2 (Moody’s) / BBB (S&P) / BBB+ (Fitch)

Ranking:	Senior Unsecured

Size:	$750,000,000

Maturity:	June 9, 2036

Coupon:	5.405%

Price:	100.00% of face amount

Yield to maturity:	5.405%

Spread to Benchmark Treasury:	+93 basis points

Benchmark Treasury:	UST 4.375% due May 15, 2036

Benchmark Treasury Price and Yield:	99-06+ / 4.475%

Day Count:	30/360

Day Count Convention:	Following, unadjusted

Interest Payment Dates:	June 9 and December 9, commencing December 9, 2026

Record Dates:	The 10th calendar day preceding each interest payment date, whether or not such day is a business day

Optional redemption:

Prior to March 9, 2036 (the date that is 3 months prior to the Maturity Date) callable at any time at redemption price equal to the greater of (i) 100% of the principal amount and (ii) discount rate equal to the Treasury Rate plus 15 basis points

On or after March 9, 2036, callable at par

Tax Redemption:	100%

Restructuring Put:	101%

Trade Date:	June 4, 2026

Settlement**:	T+3; June 9, 2026

Underwriting Discount:	0.40%

Net Proceeds to Issuer (after underwriting discount but before expenses):	$747,000,000

CUSIP:	636274 AG7

ISIN:	US636274AG77

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Bookrunners:	Morgan Stanley & Co. LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, Wells Fargo Securities, LLC

*) A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**) The issuer expects that delivery of the Notes will be made to investors on or about June 9, 2026 (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day before the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

No EEA PRIIPs key information document or UK CCI disclosure document has been prepared as not available to retail in EEA or UK.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the base prospectus as supplemented by the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus and the preliminary prospectus supplement by calling toll-free Morgan Stanley & Co. LLC at 1-866-718-1649, SMBC Nikko Securities America, Inc. toll-free at +1-212-224-5135, TD Securities (USA) LLC toll-free at +1-855-495-9846 or Wells Fargo Securities, LLC at 1-800-645-3751.

This term sheet is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet relates is available only to relevant persons and will be engaged in only with relevant persons.